Lumos Partners, LLC

Annual Audit Report

December 31, 2022


PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69141

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**01/01/22**_____ AND ENDING _____**12/31/22**_____
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Lumos Partners, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___309 Ray Street_____
                                                         (No. and Street)

___Pleasanton_____California_____94566_____
              (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eddie Le   (415) 299-8601_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP_____
                          (Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200   Walnut Creek   California   94596___
(Address)   (City)   (State)   (Zip Code)

February 24, 2009   **3438**_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Eddie Le__ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Lumos Partners, LLC__ _____, as of _____ __December 31__ , 2 __022__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ CEO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

On 2-14-2023 before me, Ryan M. Campbell Notary public,
Date *Here Insert Name and Title of the Officer*

personally appeared Eddie Le
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

RYAN M. CAMPBELL
MY COMMISSION EXPIRES
NOTARY PUBLIC
COMM. #2316850
DECEMBER 22, 2023
SAN DIEGO COUNTY, CA
NSP1

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2-14-2023 Number of Pages: 1

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________	Signer's Name: ____________
☐ Corporate Officer – Title(s): ____________	☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________	☐ Other: ____________
Signer is Representing: ____________	Signer is Representing: ____________

Lumos Partners, LLC

December 31, 2022

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Lumos Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lumos Partners, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Lumos Partners, LLC's auditor since 2015.
Walnut Creek, California
February 2, 2023

Lumos Partners, LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	474,749
Prepaid expenses and other assets		5,181
Property and equipment, net of $325,768 accumulated depreciation		120,620
Operating lease right-of-use asset		69,492
Total Assets	$	670,042
Liabilities and Members' Equity		
Accounts payable	$	5,613
Accrued expenses		32,790
Operating lease liability		70,809
Total Liabilities		109,212
Members' Equity		560,830
Total Liabilities and Members' Equity	$	670,042

See accompanying notes

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2022

1. **Organization**

   Lumos Partners, LLC (the "Company") was organized as a Delaware limited liability company in April, 2014 and is registered to do business and operate in the state of California. The Company conducts all its business from Pleasanton, California. Under this form of organization, the liability of the owners (members) for debts and obligations of the LLC is limited to their financial investment. However, like a limited partnership, profit or losses flow through to its members. The Company is a securities broker dealer registered on December 26, 2014, with the Securities and Exchange Commission and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

   The Company engages in mergers and acquisitions and private placement advisory services on a fee basis. Investment banking fees consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon closing of transactions in which the Company participated.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2022. The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission (FDIC), up to $250,000. At times during the year ended December 31, 2022, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

   Accounts Receivable
   The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. There were no credit losses as of and for the year ended December 31, 2022.

   Property & Equipment
   Property and equipment consist of automobiles that are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method for over the estimated useful life of between five to seven years.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no assets or liabilities that are required to be recorded at fair value on a recurring basis.

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2022

2. **Significant Accounting Policies (Continued)**

   Leases

   Management determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the statement of financial condition. There were no finance leases in 2022.

   ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

3. **Revenue from Contracts with Customers**

   Investment Banking, Merger and Acquisition (M&A) Services

   The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, fundraising activity and the pricing of securities to be issued. These services include agreements to provide advisory services to customers for which the Company charges the customers fixed and variable fees that are earned at a point in time when the performance obligation is complete.

   Contract Costs

   The Company incurs incremental transaction-related costs to obtain and/or fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. There were no capitalized contract costs at December 31, 2022.

   Contract Liabilities

   Deferred revenue represents retainer fees received prior to completion of a performance obligation that are recognized as revenue when the performance obligation is complete. There was no deferred revenue at December 31, 2022.

5. **Income Taxes**

   The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue.

   The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three to four years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. The Company is subject to federal and state income tax audits for periods subsequent to 2017.

   The Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2022

5. **Income Taxes (Continued)**

underpayments of tax from the partnership rather than the individual partners. In the event of IRS assessment, the partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2022.

6. **Lease Obligation**

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

In October 2020, the Company entered into an operating sublease with a related party by common ownership for its office space. The lease commencement date was November 1, 2020 and term is thirty six months. The Company has an option to extend for another 3 years. The extended period was not included in right of use asset and liability as the Company does not expect to extend. The base rent includes annual rent increases. The Company leased a total of 1,219 square feet with a total liability of $191,209 over the term of lease. On commencement of the lease, the Company recorded a right of use asset and lease liability of $191,209 using a discount rate of 6%. The discount rate was determined by management of Company based on its view of its associated cost of capital.

Future lease cash payments due under the lease as of December 31, 2022 were as follows:

	Due to Landlord
2023	54,430
Total	$ 54,430

7. **Related Party Transactions**

The Company entered into a consulting agreement with Citiwide, Inc ("Citiwide") on July 1, 2015. Citiwide is owned by the Company's Chief Executive Officer and Chief Compliance Officer. Under this agreement, Citiwide provides consulting services related to assisting with business strategies, marketing, and employment. No amounts were due to Citiwide at December 31, 2022. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

8. **Pension Plan**

The Company maintains a Simplified Employee Pension – Individual Retirement Account (SEP-IRA) plan. Under a SEP-IRA an employer is permitted to contribute, for any one employee, twenty-five percent of the employee's total compensation not to exceed $61,000 in 2022.

9. **Member' Equity**

The Company has two types of ownership units, Common Units and Preferred Units.

Common unit owners have a right to vote in Company matters but no common unit owners receive distributions unless they also own preferred units. Common unit owners have the right to nominate two members to the Board of Managers who do not have to be a Common unit owner.

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2022

9. **Member' Equity (Continued)**

Preferred unit owners have a right to vote in Company matters and also have the right to distributions from the profits of the Company. In addition, before any distributions are made, Preferred unit owners have a right to a yearly distribution of Available Cash as defined and determined by the Board of Managers. Preferred unit owners also have a right to nominate one Preferred unit owner to the Board of Managers.

There is one member of the Company that owns both Common units and Preferred units. The balance reflects the member's total equity in the Company including preferred unit distributions.

10. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $435,029, which exceeded the requirement by $430,029.

11. **Subsequent Events**

The Company has evaluated subsequent events through February 2, 2023, the date which the financial statements were issued and there were no additional events that took place that would have a material impact on the financial statements or require disclosure.